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                                  EXHIBIT E.5
                   AMENDMENT, DATED JANUARY 23, 1997, TO THE
                    LETTER OF NON-OPPOSITION TO THE MERGER,
                   DATED DECEMBER 23, 1996, OF THE LOUISIANA
                           PUBLIC SERVICE COMMISSION





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                      Louisiana Public Service Commission
                             Post Office Box 91154
                       Baton Rouge, Louisiana  70821-9154
                                 (504) 342-4427

                                January 23, 1997

Mr. John O. Shirley
Roedel, Parsons, Hill & Koch
8440 Jefferson Hwy.
Baton Rouge, LA  70809-7652

Re:      Joint Application by Arkla, Entex, NorAm Energy Corp., Houston
Industries Incorporated, Houston Lighting and Power Company and HI Merger, Inc. For Non-opposition to a Merger Transaction.

Dear Mr. Shirley:

                 This letter is to amend the December 23, 1996 letter of non-opposition issued by the Louisiana Public Service Commission
("Commission"). As per our discussion, the last sentence of paragraph 2 on page 3 of the December 23, 1996 letter of non-opposition will be revised to read:

                 "Such debt will not be secured by the utility property of Houston Lighting and Power Company or NorAm, but will be secured by preferred stock issued by Houston Industries, Inc., the stock of Houston Industries, Inc's direct and indirect subsidiaries, Houston Industries, Inc.'s stock in Time Warner and/or intracompany notes."

                 Enclosed is a copy of page 3 reflecting the revision. Please notify all parties with interest in the transaction.

                 This revision to the December 23, 1996 letter of non-opposition issued by the Commission is done without prejudice to the authority of the Commission to make investigations and require any reasonably necessary change it may legally find to be in the public interest.

                                                     Sincerely,



                                                      Lawrence C. St. Blanc
                                                      Secretary
Encl.:





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                 The Parties pledge that the manner of financing the merger will not encumber the utility property of Entex and Arkla and will have no impact on rates charged to customers of Arkla and Entex. However, none of NorAm's $1.4 billion debt will be retired in connection with the transactions.

                 Under the Merger Agreement, Houston Industries, Inc. will pay approximately $2.5 billion for NorAm common stock and equivalents. Houston Industries, Inc. will pay $16.00 for each NorAm common share outstanding, approximately 50% of which will be paid in the aggregate in cash and approximately 50% in Houston Industries Inc. common stock. Debt may be incurred to fund payments to NorAm shareholders who choose to take cash as part of the merger consideration. Such debt will not be secured by the utility property of Houston Lighting and Power Company or NorAm, but will be secured by preferred stock issued by Houston Industries, Inc., the stock of Houston Industries, Inc.'s direct and indirect subsidiaries, Houston Industries, Inc.'s stock in Time Warner and/or intracompany notes.

                 In the proposed merger, Houston Industries Inc. will pay a premium over book value for NorAm as a whole. Houston Industries Inc. has committed that it will not seek to collect the acquisition premium resulting from the merger through the rates of any of the regulated business units. Accordingly, the Parties attest that the merger will not increase rates to customers in any of the states served by NorAm, including Louisiana.

                 Because the principal objectives of the merger are strategic, the Parties expect no significant near-term cost savings to result from the merger transaction, so there is little opportunity to generate near-term rate reductions. To the extent that there are net savings that result from the merger, those benefits will be shared with Louisiana customers through the operation of the prevailing LPSC rate orders of Arkla and Entex.

                 The Parties expect that the cost allegations impact of the merger will provide a modest benefit to Entex and Arkla. The expected near-term savings are attributable to a reduction in management personnel and the elimination of certain non-management redundancies in certain aspects of some NorAm and Houston Industries Inc. headquarters functions. The total corporate cost of the combined company are thus expected to be somewhat less than the total of the NorAm and Houston Industries Inc. stand-alone costs.

                 The Parties assert that the merger will have no adverse effect on the operation of Arkla and Entex or their ability to provide reliable and adequate service. Arkla and Entex will each retain its name and separate identity, will continue to operate in Louisiana in the same way that they operate today and will continue to maintain the level of service they now provide. The merger does not seek any changes in the rates charged by Arkla and Entex to their customers, or in any of their policies with respect to service, employees, operations, financing, accounting,





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